December 8, 2006

Ms. Diane M. Irvine
Chief Financial Officer
Blue Nile, Inc.
705 Fifth Avenue South
Suite 900
Seattle, WA 98104

> **Re:** **Blue Nile, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Filed March 15, 2006**
> **Form 10-Q for the Quarterly Period Ended October 1, 2006**
> **Filed November 13, 2006**
> **File No. 0-50763**

Dear Ms. Irvine:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 2, 2006

Controls and Procedures, page 54

Disclosure Controls and Procedures, page 54

1.	Your disclosures indicate that you believe a control system can only provide reasonable, not absolute, assurance that the objectives of the controls system are met. In future filings, please revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the "reasonable assurance" level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.

Form 10-Q for the Quarterly Period Ended October 1, 2006

Notes to Consolidated Financial Statements

Note 1. Description of the Company and Summary of Significant Accounting Policies

Stock-Based Compensation, page 9

2.   We note that you adopted SFAS No. 123(R) on January 2, 2006. Please revise future filings to disclose the effect of the change from applying the intrinsic value method on operating income, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. Refer to paragraph 84 of SFAS No. 123(R). Please also clearly identify the amount of stock-based compensation that you recognized during the periods presented specifically related to your transition to accounting for employee stock-based compensation at fair value using the modified prospective method in your discussions of the results of operations in Management's Discussion and Analysis of Financial Condition and Results of Operations. Please also disclose the total fair value of shares vested during the year as required by paragraph A240.(c.)(2) of SFAS No. 123(R).

Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

3.   We note your disclosure that you designed your disclosure controls and procedures to ensure that information required to be disclosed in your filing is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Please confirm to us, if true, and revise your disclosure to indicate that you design your disclosure controls and procedures to also ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief